Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

	Twelve Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
(in millions)	2016	2016	2015	2014	2013	2012	2011

Earnings:
Pre-tax income	$337.0	$102.5	$353.2	$396.0	$422.2	$520.1	$524.3
Add: Fixed charges	154.1	76.3	156.3	153.9	157.2	174.4	161.8
Distributions received from equity method investment	140.9	70.6	139.3	143.7	51.7	—	—
Subtotal	632.0	249.4	648.8	693.6	631.1	694.5	686.1

Subtract:
Allowance for borrowed funds used during construction	5.2	2.7	4.2	2.4	3.4	3.5	10.4
Other capitalized interest	—	—	—	—	2.0	4.5	8.7
Total earnings	626.8	246.7	644.6	691.2	625.7	686.5	667.0

Fixed Charges:
Interest on long-term debt	145.5	71.5	147.8	144.6	147.6	163.4	154.8
Interest on short-term debt and other interest charges	5.8	3.5	5.4	6.2	5.3	8.7	5.2
Calculated interest on leased property	2.8	1.3	3.1	3.1	4.3	2.3	1.8
Total fixed charges	$154.1	$76.3	$156.3	$153.9	$157.2	$174.4	$161.8

Ratio of Earnings to Fixed Charges	4.07	3.23	4.12	4.49	3.98	3.94	4.12